Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130097

PROSPECTUS

10,000,000 Shares

Common Stock

The selling stockholder, Ziff Asset Management, L.P., or Ziff, may use this prospectus to offer and resell from time to time up to 10,000,000 shares of drugstore.com common stock for its own account. We will not receive any proceeds from the sale of these shares by the selling stockholder.

Our common stock is listed on the Nasdaq National Market under the symbol “DSCM.” The last reported sale price of our common stock on December 21, 2005 was $2.68 per share.

The selling stockholder may sell its shares from time to time on the Nasdaq National Market or by any other method permitted by applicable law. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholder will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales. We will pay some of the other offering expenses of the selling stockholder. See “Plan of Distribution” beginning on page 22.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 23, 2005.

ABOUT THIS PROSPECTUS

You should rely only on the information provided in or incorporated by reference into this prospectus or a prospectus supplement or amendment. Neither we nor the selling stockholder has authorized anyone else to provide you with different information. You should assume that the information contained in this prospectus or a prospectus supplement or amendment or any document incorporated by reference herein or therein is accurate only as of the date of the applicable document, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

The selling stockholder is offering to sell, and is seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file with and furnish to the Securities and Exchange Commission, or SEC, periodic reports, current reports, proxy and information statements and other information, pursuant to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Any materials that we file with the SEC are also available for the public to read and copy at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. We also make available, free of charge, on our website at http://www.drugstore.com (under Corporate Information), our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to those reports filed or furnished under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information contained on, or accessible through, our website is not a part of this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K for the fiscal year ended January 2, 2005 (including the information specifically incorporated by reference therein);

•	our quarterly reports on Form 10-Q for the fiscal quarters ended October 2, 2005, July 3, 2005 and April 3, 2005;

•	our current reports on Form 8-K filed on October 27, 2005, October 7, 2005, July 7, 2005, April 28, 2005, March 3, 2005 and February 17, 2005;

•	the description of our common stock in our registration statement on Form 8-A filed on May 19, 1999; and

•	all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement, and any such documents we file after the date of this prospectus and before all of the shares offered by this prospectus are sold;

provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any current report on Form 8-K, including related exhibits.

Each of these filings is available from the SEC as described above. We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the documents.

You may request a copy of these documents, at no cost, by writing or calling us at the following address:

drugstore.com, inc.

Attention: Investor Relations

411 108th Ave. NE, Suite 1400

Bellevue, WA 98004

(425) 372-3200

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding industry prospects and our future financial and operational performance, made in this prospectus are forward-looking. Words such as “expects,” “believes,” “anticipates,” “intends,” “may,” “will,” “plan,” “continue,” “forecast,” “targeting,” “remains,” “would,” “should,” and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on current expectations, are not guarantees of future performance and involve assumptions, risks, and uncertainties. Actual performance may differ significantly from those stated or implied in the forward-looking statements. Risks and uncertainties that could lead to such differences could include, among other things: the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results; the level of competition; factors affecting widespread customer acceptance of an online drugstore solution; difficulties in establishing our brand and building a critical mass of customers at a reasonable cost, including the risk that our new brand campaign may not be successful as we anticipate; interruptions, damage or disruption of our networks, systems or distribution center operations; risks associated with managing our distribution centers, systems and inventory, particularly in times of growth; factors affecting our ability to timely and cost-effectively obtain and deliver merchandise; possible liability resulting from product liability claims, fulfillment errors, security breaches, or website content; risks related to our personnel, including recent changes in our senior management; risks arising from our relationships with Rite Aid and Amazon.com; risks related to acquisitions and strategic alliances and the timing and success of expansion efforts; risks related to our ability to obtain additional capital to support our growth; uncertainties in pharmaceutical costs and pricing and insurance reimbursement coverage; possible governmental regulation of our business or the Internet; intellectual property risks; uncertainties in the expansion of the Internet and the online drugstore market; technological changes; possible tax liabilities relating to the collection of sales tax; and fluctuations in our stock price and the stock market.

Additional information regarding factors that potentially could affect our business, financial condition and operating results are described in the section of this prospectus entitled “Risk Factors” and in our periodic filings with the SEC, including those listed in the section of this prospectus entitled “Incorporation By Reference.” A forward-looking statement should not be relied upon as representing our views as of any date other than the date on which we made the statement. We expressly disclaim any intent or obligation to update any forward-looking statement, except as we otherwise specifically state or as required by law.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference into this prospectus.

drugstore.com, inc.

drugstore.com, inc. is a leading online provider of health, beauty, vision and pharmacy products. We sell health, beauty, wellness, personal care, sexual well-being and pharmacy products through our website at www.drugstore.com and prestige beauty products through our website located at www.beauty.com, which is also accessible through the drugstore.com website. We offer customized nutritional supplement programs through our wholly owned subsidiary, Custom Nutrition Services, Inc., or CNS, through websites located at www.DrWeilVitaminAdvisor.com, www.zoneprofiler.com, www.pritikin@home.com, and marketplaces located at www.drweil.com and other Dr. Weil-related websites. We sell contact lenses through our wholly owned subsidiary International Vision Direct Corp. and its subsidiaries, or Vision Direct, through websites located at www.visiondirect.com, www.lensmart.com and www.lensquest.com. As of October 2, 2005, our customer base since inception was approximately 6.8 million customers. We operate primarily in the United States and Canada, but our products are available to consumers worldwide.

All customer orders are processed through our websites or via telephone through our toll-free telephone numbers, 1-800-DRUGSTORE and 1-800-VISIONDIRECT. We operate two distribution centers, one approximately 290,000 square foot facility that provides fulfillment capabilities for all of our pharmaceutical and non-pharmaceutical orders delivered by mail, and another approximately 17,000 square foot facility that fulfills our vision orders delivered by mail. Under the terms of an agreement with Rite Aid Corporation, customers are also able to order existing drugstore.com and Rite Aid refill prescriptions for pick-up at any Rite Aid store.

We were incorporated in the State of Delaware in April 1998. Our principal executive offices are located at 411 108th Avenue NE, Suite 1400, Bellevue, Washington 98004. Our telephone number at that address is (425) 372-3200. Our corporate website is located at http://www.drugstore.com. Information contained on or accessible through our websites does not constitute part of this prospectus.

drugstore.com, Vision Direct, Beauty.com and the drugstore.com logo, among others, are our trademarks. This prospectus also contains trademarks owned by third parties.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the risks described below, together with the other information included in or incorporated by reference into this prospectus. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

We have a history of generating significant losses, and may never be profitable.

We have incurred net losses of $732.8 million through October 2, 2005. To date, we have not become profitable, and we may never achieve profitability. We expect to continue to incur operating and net losses for at least the next year, and possibly longer. As a result, our stock price may decline and investors may lose all or a part of their investment in our common stock.

We may experience significant fluctuations in our operating results and rate of growth.

Our limited operating history, our evolving business model and the unpredictability of our industry make it difficult for us to accurately forecast the level or source of our revenues and our rate of growth. We believe that, because of these factors, historical trends and quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied on as an indicator of our future performance. In the past, our operating results have sometimes been, and it is likely that in some future quarter or quarters they will be, below the expectations of investors and securities analysts. In that event, the price of our common stock may fall substantially, and investors may lose all or a part of their investment.

Our revenue growth and profitability depends on the continued growth of demand for the products we offer. Demand for many of our products, and, therefore, our business, is affected by changes in consumer preferences, general economic and business conditions, and world events. For example, threatened or actual terrorist attacks or armed hostilities (or the resulting security concerns) or natural disasters could create economic and consumer uncertainty and delays in and increased costs of product shipments to and from us, which may decrease demand. A softening of demand, for whatever reason, may result in decreased revenue or growth. Revenue growth may not be sustainable and our company-wide and by-segment percentage growth rates may decrease in the future.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ demands;

•	the frequency and size of customer orders and the quantity and mix of products our customers purchase;

•	changes in consumer acceptance and usage of the Internet, online services and e-commerce;

•	the price we charge for our products and for shipping those products, or changes in our pricing policies or the pricing policies of our competitors;

•	the extent to which we offer free shipping or other promotional discounts to our customers;

•	our ability to acquire merchandise, manage inventory and fulfill orders;

•	technical difficulties, system downtime or interruptions;

•	timing and costs of upgrades and developments in our systems and infrastructure;

•	timing and costs of marketing and other investments;

•	disruptions in service by shipping carriers;

•	the introduction by our competitors of websites, products or services;

•	the extent of reimbursements available from third-party payors;

•	an increase in the prices of fuel and gasoline, which are used in the transportation of packages, or an increase in the prices of other energy products, primarily natural gas and electricity, which are used in our operating facilities;

•	changes in the mix of products purchased by our customers. For example, if customers purchase a higher proportion of generic prescription drugs, which have lower prices and higher margins than branded drugs, our net sales may decrease while our product margins increase;

•	the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	changes in government regulation; and

•	current economic conditions and world events.

In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could result in substantial additional operating losses.

A portion of our revenues is also seasonal in nature. Traditional retail seasonality affects our over-the-counter, or OTC, business, resulting in higher revenues in the fourth quarter of each year as compared to other quarters. We may be unable to manage the increased sales effectively, and increases in inventory in anticipation of holiday sales could negatively affect our cash flow. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes, such as diet products, cold and flu medications and products with holiday-specific varieties. Consumer fads and other changes in consumer trends may also cause shifts in purchasing patterns, resulting in significant fluctuations in our operating results from one quarter to the next.

We face significant competition from both traditional and online retailers.

The market segments in which we compete are rapidly evolving and intensely competitive, and we have many competitors in different industries, including both the retail and e-commerce services industries. These competitors include chain drugstores, mass-market retailers, warehouse clubs, specialty retailers, major department stores, PBMs, health care providers, mail-order pharmacies (legitimate and illegitimate), national optical chains, eye care professionals, Internet portals and online service providers that feature shopping services and various online stores that offer products within one or more of our product categories. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms, operate with a lower cost structure, adopt more aggressive pricing policies or devote more resources to technology development and marketing than we do. In addition, other companies in the retail and e-commerce service industries may enter into business combinations or alliances that would strengthen their competitive positions and prevent them, their affiliated companies or their strategic partners from entering into relationships with us. An inability to enter into or maintain relationships with major PBMs, insurance companies or managed care organizations could be a major competitive disadvantage to us.

As various Internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segment in which we operate. In addition, new and expanded Web technologies may further intensify the competitive nature of online retail and allow our competitors to easily duplicate many of the products, services and content offered on our site. We believe that the Internet facilitates competitive entry into the retail market and comparison shopping and renders it inherently more competitive than conventional retailing formats. We expect competition in the e-commerce channel to intensify, and this increased competition may reduce our ability to grow and, as a result, reduce our revenue, increase our operating expenses, or both, and harm our business.

In addition, we face competition from online pharmacies outside the United States. Although it is currently illegal to re-import prescription drugs into the United States from any foreign country, a growing number of American consumers seek to fill their prescriptions through Canadian and other foreign online pharmacies and a number of state and local governments have set up websites directing their constituents to Canadian pharmacies. The federal Food and Drug Administration, or FDA, has taken only limited action to date, and may not take aggressive action in the future, against those who illegally re-import prescription drugs or support or facilitate illegal re-importation. Legislation allowing for re-importation of prescription drugs by individuals for personal use has repeatedly been introduced into the U.S. Congress. If such legislation were to be enacted, or if consumers increasingly use foreign-based online prescription drug websites instead of U.S.-based online pharmacies, such as ours, to fill their prescription needs, our business and operating results could be harmed.

We may be unable to increase the migration of consumers of health, beauty, wellness, vision and pharmacy products from bricks-and-mortar stores to our online solution, which would harm our revenues and prevent us from becoming profitable.

If we do not continue to attract and retain higher volumes of online customers to our Internet stores at a reasonable cost, we will not be able to increase our revenues or achieve profitability. Our success depends on our ability to continue to convert a large number of customers from traditional shopping methods to online shopping for health, beauty, wellness, vision and pharmacy products. Specific factors that could prevent widespread customer acceptance of our online solution include:

•	shipping charges, which do not apply to purchases made at a physical store;

•	delivery time associated with Internet orders, as compared to the immediate receipt of products at a physical store;

•	delays in deliveries to customers, particularly our West Coast customers;

•	lack of consumer awareness of our websites;

•	additional steps and delays in verifying prescriptions and ensuring insurance coverage for prescription products;

•	non-participation in the networks of some insurance carriers and pharmacy benefit managers, or PBMs;

•	regulatory restrictions or reform at the state and federal levels that could impact our ability to serve our customers;

•	the general acceptance or legalization of prescription drug re-importation;

•	customer concerns about the security of online transactions, identity theft or the privacy of their personal health information;

•	product damage from shipping or shipments of wrong or expired products from us or other vendors, resulting in a failure to establish customers’ trust in buying drugstore items online;

•	inability to serve the acute care needs of customers, including emergency prescription drugs and other urgently needed products;

•	delays in responses to customer inquiries;

•	difficulties or delays in returning or exchanging orders; and

•	activity that diminishes a user’s online experience or subjects online shoppers to security risks, such as viruses, spam, spyware and phishing or spoofing emails directed at Internet users, viruses and “denial of service” attacks directed at Internet service providers and online businesses, and breaches of data security.

If our marketing efforts are not effective at attracting and retaining customers at an acceptable cost, we will be unable to achieve profitability.

If we do not establish our brand and increase awareness of our products and services, we may not build a critical mass of customers. Promoting and positioning our brand depends largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand and our products and services, we have incurred and expect to continue to incur substantial expense in our marketing efforts to both attract and retain customers. For example, we intend to spend approximately $5.8 million during 2005 on our new brand campaign and personalization initiatives. Our brand campaign may be less successful than we anticipate, and it and our other promotional activities may not be effective at building our brand awareness and customer base to the extent necessary to generate sufficient revenue to become profitable. Search engine and other online marketing initiatives comprise a substantial part of our marketing efforts, and our success depends in part on our ability to manage costs associated with these initiatives or find other channels to acquire and retain customers cost-effectively. The demand for and cost of online advertising has been increasing and may continue to increase. An inability to acquire and retain customers at a reasonable cost would increase our operating costs and prevent us from becoming profitable.

Our network and communications systems are vulnerable to system interruption and damage, which could harm our operations and reputation.

Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. We experience periodic system interruptions that impair the performance of our transaction systems or make our websites inaccessible to our customers. These systems interruptions may prevent us from efficiently accepting and fulfilling orders, timely sending out promotional emails and other customer communications, introducing new products and features on our website, timely responding to customers, or providing services to third parties. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our websites, drive them to our competitors, and harm our reputation. To minimize future system interruptions, we need to continue to add software and hardware and improve our systems and network infrastructure to accommodate increases in website traffic and sales volume, replace aging hardware and software, and make up for several years of underinvestment in technology. We may be unable to timely and effectively upgrade and expand our systems and integrate additional functionality into our existing systems. Any unscheduled interruption in our services, especially during the holiday shopping season, could result in fewer orders, additional operating expenses or reduced customer satisfaction, any of which would harm our revenues and operating results and could delay or prevent our becoming profitable. In addition, the timing and cost of upgrades to our systems and infrastructure may substantially affect when and if we become profitable.

Our systems and operations, and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, and similar events. Any of these events could lead to system interruptions, service delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from accepting and fulfilling customer orders. For example, our Internet service provider recently experienced network outages that caused our website to be unavailable for several hours. Any significant interruption in the availability or functionality of our websites or our customer processing, distribution or communications systems, for any reason, could seriously harm our business, financial condition and operating results. While we do have backup systems for some aspects of our operations, we do not have fully redundant backup systems or a formal disaster recovery plan. Our business interruption insurance may be inadequate to compensate for all losses that may occur.

All of our fulfillment operations and inventory are located in our distribution facilities, and any significant disruption of these centers’ operations would hurt our ability to make timely delivery of our products.

We conduct all of our fulfillment operations from our distribution facilities in New Jersey and Washington. Our primary distribution center in New Jersey houses all of our product inventory except for our vision products, which are housed at our Washington facility. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, server or systems failure, terrorist attack or other comparable event at either of these facilities, and in particular our New Jersey facility, would cause interruptions or delays in our business and loss of inventory and could render us unable to process or fulfill customer orders in a timely manner, or at all. Further, we have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that a significant part of either of these facilities, and in particular our New Jersey facility, were destroyed or our operations were interrupted for any extended period of time, our business, financial condition and operating results would be harmed.

If we are unable to optimize management of our distribution centers, we may be unable to meet customer demand.

Our ability to meet customer demand may be significantly limited if we do not successfully operate our distribution centers. Because it is difficult to predict sales volume, we may be unable to manage our facilities in an optimal way, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. In addition, failure to effectively control product damage and shrinkage through effective security measures and inventory management practices could adversely impact our operating margins. Our margins and revenues may also be affected if we are unable to obtain products from manufacturers and wholesalers timely and on favorable terms. In addition, if we need to increase our distribution capacity sooner than anticipated, that expansion would require additional financing that may not be available to us on favorable terms when required, or at all.

Under our distribution agreement with GNC, we maintain an inventory of GNC’s products in our primary distribution center, thereby increasing the complexity of tracking inventory in and operating our distribution center. Our failure to properly handle GNC’s inventory held by us would result in unexpected costs and other harm to our business and reputation.

We have grown very rapidly, and we need to manage changing and expanding operations.

We have rapidly and significantly expanded our operations and anticipate that we will continue to expand. Much of our past growth has come from the acquisition of other companies. Our past growth has placed, and we expect that our anticipated future operations and expansion will continue to place, a significant strain on our managerial, operational, financial and other resources. Seasonal increases in website traffic and sales volume, such as the increases that occur during the fourth quarter holiday season, may also strain our resources. Some of the administrative and operational challenges we have faced in the past as a result of our expansion and seasonal growth include the management of an expanded number of product offerings, the assimilation of financial reporting systems, technology and other systems of acquired companies, increased pressure on our senior management and increased demand on our systems and internal controls. Our ability to manage our operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet our operational, financial and management needs. If we are unable to develop or implement these plans, systems or controls or otherwise manage our operations and growth effectively, we will be unable to increase gross margins or achieve profitability and our business could be harmed.

We are dependent on a limited number of fulfillment and distribution partners. If we are unable to timely and cost-effectively obtain shipments of product from our vendors and deliver merchandise to our customers, our business and results of operations would be harmed.

We are obligated to purchase all of our pharmaceutical products through Rite Aid, unless we are able to obtain better overall terms from another vendor. Our business could be significantly disrupted if Rite Aid were to breach its contract or suffer adverse developments that affect its ability to supply products to us. If for any reason Rite Aid is unable or unwilling to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative fulfillment partners on acceptable terms in a timely manner, or at all.

We cannot control all of the various factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of products to our customers. We also rely on a limited number of third-party carriers for shipments of products to and from our distribution facilities and to customers. We are therefore subject to the risks, including increased fuel costs, security concerns, labor disputes, union organizing activity, and inclement weather, associated with our carriers’ ability to provide product fulfillment and delivery services to meet our distribution and shipping needs. Failure to procure and deliver merchandise, either to us or to our customers, in a timely and accurate manner would harm our reputation, the drugstore.com brand, our business and our results of operations. In addition, any increase in fulfillment costs and expenses could adversely affect our business and operating results.

We have significant inventory risk.

We must maintain sufficient inventory levels to operate our business successfully and meet our customers’ expectations that we will have the products they order in stock. However, we must also guard against the risk of accumulating excess inventory. We are exposed to significant inventory risks as a result of rapid changes in product cycles, changes in consumer tastes, uncertainty of success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. In order to be successful, we must accurately predict these trends and events, which we may be unable to do, and avoid over-stocking or under-stocking products. In addition, demand for products can change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. A failure to optimize inventory would increase our expenses if we have too much inventory, and would harm our margins by requiring us to make split shipments for backordered items or pay for expedited delivery from the manufacturer if we had insufficient inventory. In addition, we may be unable to obtain certain products for sale on our websites, as a result of general shortages (for example, in the case of some prescription drugs), manufacturer policies (for example, in the case of some contact lenses), or popular demand. Failure to have inventory in stock when a customer orders it could cause us to lose that order or that customer. The acquisition of some types of inventory, or inventory from some of our sources, may require significant lead-time and prepayment, and this inventory may not be returnable. We carry a broad selection of products and significant inventory levels of a substantial number of these products, and we may be unable to sell this inventory in sufficient quantities or during the relevant selling seasons. The occurrence of one or more of these inventory risks may adversely affect our business and operating results.

Any errors in filling or packaging the prescription drugs or contact lenses we dispense may expose us to liability and negative publicity.

Errors relating to prescriptions, dosage and other aspects of the medication and contact lens dispensing process may produce liability for us that our insurance may not cover. Because we distribute pharmaceutical products and contact lenses directly to the consumer, we are one of the most visible participants in the distribution chain and therefore have increased exposure to liability claims.

Our pharmacists are required by law to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists. Our pharmacists may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate those effects. This counseling is in part accomplished through e-mails to our customers and inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present to receive the counseling or advice or may not have provided us with all relevant information. Although we also post product information on our website, customers may not read this information. Providing information on pharmaceutical and other products creates the potential for claims to be made against us for negligence, personal injury, wrongful death, product liability, malpractice, invasion of privacy or other legal theories based on our product or service offerings. Our general liability, product liability and professional liability insurance may not cover potential claims of this type or may not be adequate to protect us from all liabilities that may be imposed if any such claims were to be successful.

Errors by either us or our competitors may also produce significant adverse publicity either for us or for the online pharmacy and vision industry in general. Because of the significant amount of press coverage on Internet retailing and online pharmacies, we believe that we are subject to a higher level of media scrutiny than other pharmacy product channels. The amount of negative publicity that we or the online pharmacy or vision industries receive as a result of pharmacy or prescription processing errors could be disproportionate in relation to the negative publicity received by other pharmacies or eye care professionals making similar mistakes. We have no control over the pharmacy practices of our competitors, and we cannot ensure that our pharmacists or our prescription processing will be able to operate completely without error. We believe customer acceptance of our online shopping experience is based in large part on consumer trust, and errors by us or our competitors and related negative publicity could erode this trust or prevent it from growing. This could result in an immediate reduction in the amount of orders we receive and adversely affect our revenue growth and harm our business and operating results.

Security breaches could damage our reputation, expose us to liability, or otherwise harm our business.

Our security measures may not prevent security breaches that could harm our business. To succeed, we must provide a secure transmission of confidential information over the Internet and protect the confidential customer and patient information we retain, such as credit card numbers and prescription records. A third party who compromises or breaches the physical and electronic security measures we use to protect transaction data and customer records could misappropriate proprietary information, cause interruptions in our operations, damage our computers or those of our customers, or otherwise harm our business. Any of these could harm our reputation and expose us to a risk of loss or litigation and possible liability. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and our insurance may not be adequate to reimburse us for losses caused by security breaches.

If we do not attract and retain qualified personnel, or if our key employees fail to perform, our ability to execute our business strategy will be impaired.

Our success depends in large part on our ability to attract and retain qualified employees. All of our employees, including our executive officers, can terminate their employment with us at any time. If we experience significant turnover or difficulty in recruiting new personnel, or if our key employees fail to perform as expected, our ability to execute our business strategy will be impaired.

Recent changes to our senior management may have an adverse effect on our ability to execute our business strategy.

Our success depends largely on the efforts and abilities of our senior management to execute our business plan. In June 2004, Kal Raman, our former chief executive officer, resigned and Robert Barton, our chief financial officer, was appointed to the role of acting chief executive officer. In September 2004, Peter Neupert, our former chairman of the board, resigned. In October 2004, Dawn Lepore became our chief executive officer and chairman of the board. These and other recent changes in our senior management have been, and future changes may be, disruptive to our business and may adversely affect our operations. For example, due to the recent changes in the position of chief executive officer and other senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

Our relationship with Rite Aid involves many risks and restricts our ability to promote, contract with, or operate traditional retail stores.

In June 1999, we entered into a series of agreements with Rite Aid. These agreements involve many aspects of our respective businesses and the operation of our respective websites, the fulfillment of orders and the extension of Rite Aid’s insurance relationships to cover prescriptions processed by us. Our local pick-up pharmacy segment, under which prescriptions can be picked up by the customer at any Rite Aid store, depends on our relationship with Rite-Aid. If we were unable to maintain our relationship with Rite Aid and were unable to establish a relationship with another company to offer local pick-up of prescriptions ordered through our website, or if Rite Aid were to close a significant number of its stores, our ability to generate revenue would be reduced and our business would suffer. In addition, we currently use Rite Aid’s systems to process prescription orders in both our local pick-up pharmacy segment and our mail-order pharmacy segment. If we were unable to maintain our relationship with Rite Aid and could not implement an alternative method for processing prescriptions, through either our own systems or those of a third party, we would be unable to maintain our pharmacy operations. The loss of our pharmacy sales, which comprised approximately 43% of our net sales in 2004 and approximately 44% of our net sales in the third quarter of 2005, would greatly reduce our revenue and harm our business.

Our arrangement with Rite Aid is complex and requires substantial effort and attention to operate and manage successfully. There are many risks related to our relationship with Rite Aid, including restrictions on our ability to promote, contract with or operate traditional retail stores, and the prohibition on our ability to become a PBM. In the event that we do not realize the intended benefits of this relationship, we will have expended a great deal of time and effort that could have been directed to more beneficial activities, and we may have foregone other potentially beneficial business opportunities. In addition, customer perceptions and our business may be adversely impacted if this relationship is not successful.

While Rite Aid has committed to promoting drugstore.com in its stores and in its advertising, we do not control the choice of ads in which we are featured, and this form of advertising may not result in additional drugstore.com customers. In addition, a substantial alteration of Rite Aid’s marketing efforts, or a breach by Rite Aid of its marketing obligations, could adversely affect our revenues and harm our business. While our relationship with Rite Aid substantially broadens our ability to provide prescription medications to consumers with insurance reimbursement plans, it may not allow all of our potential customers to purchase these medications from drugstore.com and receive insurance reimbursement, which could adversely affect consumer perceptions of us and our revenues. We have agreed with Rite Aid not to promote any other traditional chain drugstore or operate one ourselves. We have also agreed not to contract with another traditional retail store to fill pharmacy product orders we receive unless a Rite Aid store is not conveniently located near a customer. These restrictions could limit our flexibility and ability to grow our business if our relationship with Rite Aid is not successful.

Our relationship with Amazon.com restricts some of our activities.

Our relationship with Amazon.com restricts our activities. Under our technology license and advertising agreement with Amazon.com, which we entered in August 1998, we are restricted from promoting on our website any company that sells products or services competitive with those that Amazon.com offers or is preparing to produce or market. This restriction could limit our flexibility and ability to expand our product and service offerings. In addition, if we were acquired by a competitor of Amazon.com and Amazon.com does not approve of the transaction, we would lose our rights to use Amazon.com’s technology, if we were then using any. We may not assign the technology license and advertising agreement without Amazon.com’s consent. The potential loss of these rights could inhibit offers to acquire us.

If we fail to maintain or enhance our strategic relationships to help promote our website and expand our product offerings, our development could be hindered.

We believe that our strategic relationships with Rite Aid, Internet portals, third-party distributors and manufacturers are critical to attract customers, facilitate broad market acceptance of our products and the drugstore.com brand and enhance our sales and marketing capabilities. If we are unable to develop or maintain key relationships, our ability to attract customers would suffer and our business would be adversely affected. In addition, we are subject to many risks beyond our control that influence the success or failure of our strategic partners. Our business could be harmed if any of our strategic partners were to experience financial or operational difficulties or if other corporate developments adversely affect their performance under our agreements.

We may be unable to obtain additional capital we need in the future to support our growth.

Our available funds may not be sufficient to meet all of our long-term business development requirements, and we may seek to raise additional funds through public or private debt or equity financings. Any additional financing that we may need may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our strategic flexibility or ability to develop and grow our business may be significantly limited.

Expanding the breadth and depth of our product and service offerings is expensive and difficult, and we may receive no benefit from our expansion.

We intend to continue to expand the breadth and depth of our product and service offerings by promoting new or complementary products or sales formats. Expansion of our offerings in this manner could require significant additional expenditures and could strain our management, financial and operational resources. For example, we may need to incur significant marketing expenses, develop relationships with new fulfillment partners or manufacturers or comply with new regulations. We may be unable to expand our product and service offerings or sales formats in a cost-effective or timely manner, and any new offerings or formats may not generate satisfactory revenues to offset the costs involved. Furthermore, any new product or service offering or sales format that is not favorably received by consumers could damage the reputation of our brand. A lack of market acceptance of our efforts or our inability to generate sufficient revenues to offset the cost of expanded offerings could harm our business.

We face uncertainty related to pharmaceutical costs and pricing, which could affect our revenues and profitability.

Pharmacy sales accounted for approximately 43% of our total revenue in fiscal year 2004 and approximately 44% of our total revenue in the third quarter of 2005. Sales of our pharmacy products depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, managed care organizations, PBMs and other organizations. These organizations are increasingly challenging the price and cost-effectiveness of medical products and services. The efforts of third-party payors to contain costs often place downward pressures on profitability from sales of prescription drugs. In addition, our products or services may not be considered cost-effective and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a profit.

The addition of the Medicare prescription drug benefit under the Medicare Prescription Drug Improvement and Modernization Act of 2003, or DIMA, could negatively impact our business. Under the new prescription drug discount card program implemented by DIMA, which began in 2004, discount card sponsors may seek to exert downward pressure on payments to pharmacies to reduce their costs. The Medicare Part D prescription drug coverage for Medicare beneficiaries implemented by DIMA, which will take effect in 2006, will likely increase the number of senior citizens with prescription drug coverage and may reduce the number of customers who pay for their prescription drugs themselves. Moreover, the DIMA calls for significant changes to the formulas the Medicare program uses to calculate its payments for prescription drugs, as well as introduction of managed care elements and changes to the administration of the drug benefit program. When fully implemented, these changes could exert downward pressure on prescription drug prices and payments by the government, even as the number of people who utilize the Medicare benefits to pay for prescription drugs increases. All of these factors could adversely impact our drug prices and dispensing fees, and ultimately could reduce our profit margins.

In addition, our revenues from prescription drug sales may also be affected by health care reform initiatives of federal and state governments, including proposals designed to address other government programs, prescription drug discount card programs, changes in programs providing for reimbursement for the cost of prescription drugs by third-party payors and regulatory changes related to the approval process for prescription drugs. These initiatives could lead to the enactment of additional federal and state regulations that may adversely impact our prescription drug sales.

If we are unable to obtain insurance reimbursement coverage for our customers, our ability to sell pharmacy products online could decrease, which would harm our revenues.

To obtain reimbursement on behalf of our customers for the prescription products that they purchase on our website, we must maintain relationships with insurance companies, managed health organizations and PBMs, either directly or through our relationship with Rite Aid. Many of our direct agreements with insurance companies, PBMs and third-party benefits companies are short-term, may be terminated with less than 30 days’ prior notice and are subject to unilateral amendment by the other party. If we are unable to establish, maintain and leverage our direct relationships with insurers, PBMs and third-party benefit companies, and to the extent Rite Aid is unable to maintain its relationships or if these relationships do not extend to cover the prescriptions we process, our ability to obtain reimbursement coverage for our customers would be reduced. This would reduce the number of customers that fill prescriptions through our website, which would reduce our revenues.

In addition, we must process each customer’s insurance application, which raises the costs of processing prescription orders and may delay the customer’s initial prescription order. Customers may not embrace our online insurance coverage procedure.

Our future growth strategy may depend in part on our ability to acquire complementary or strategic businesses. Any such acquisitions could result in dilution, operating difficulties, difficulties in integrating acquired businesses and other harmful consequences.

We have acquired, and may in the future acquire, complementary or strategic businesses, technologies, services and products as part of our strategy to increase our net sales and customer base. The process of integrating acquisitions into our business and operations has resulted in, and may in the future result in, unforeseen operating difficulties and expenditures. Integration of an acquisition also requires significant management resources that would otherwise be available for operation, ongoing development and expansion of our business. To the extent we miscalculate our ability to integrate and properly manage acquired businesses, technologies, services and products, or we depend on the continued service of acquired personnel who choose to leave, we may have difficulty in achieving our operating and strategic objectives. In addition, we may not realize the anticipated benefits of any acquisition.

We may be unable to identify suitable acquisition opportunities or to negotiate and complete acquisitions on favorable terms, or at all. In addition, any future acquisitions may require substantial capital resources and we may need to obtain additional capital or financing, from time to time, to fund these activities. This could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, or amortization or impairment expenses related to goodwill and other intangible assets, any of which could harm our business, financial condition and results of operation. Sufficient capital or financing may not be available to us on satisfactory terms, or at all.

Governmental regulation of our business could require significant expenditures, and failure to comply with regulations could result in civil and criminal penalties.

Our business is subject to extensive federal, state and local regulations. For example, entities engaging in the practice of pharmacy are subject to federal and state regulatory and licensing requirements, and the advertising and promotion of, among other things, prescription drugs, some OTC products and medical devices are regulated by the FDA and the Federal Trade Commission, or FTC. Our vision business is subject to the recently enacted Fairness to Contact Lens Consumers Act and related regulations of the FTC, which require all patients to renew their contact lens prescriptions annually and requires third-party contact lens sellers, like Vision Direct, to verify these prescriptions in accordance with specified procedures. We are also subject to extensive regulation relating to confidentiality, storage, and release of patient records. As we expand our product and service offerings and more non-pharmaceutical products become subject to FDA, FTC and other regulation, more of our products and services will likely be subject to regulation. In addition, regulatory requirements to which our business is subject may expand over time, and some of these requirements may have a disproportionately negative effect on Internet retailers. For example, a majority of states now regulate the retail sale of OTC products containing pseudoephedrine that might be used as precursors in the manufacture of illegal drugs, and we are unable to sell these products to customers residing in states that require retailers to obtain a physical form of identification or maintain a signature log. Complying with regulations is time-consuming, burdensome and expensive and could delay our introduction of new products or services. For example, we believe that cancellations resulting from prescriptions that cannot be filled under the new FTC regulations have slowed our sales growth and increased our costs in our vision business.

Regulations in these areas often require subjective interpretation, and we cannot be certain that our efforts to comply with these regulations will be deemed sufficient by the appropriate regulatory agencies. Violations of any regulations could result in various civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory or monetary fines, which could harm our business, financial condition or operating results. Legislation and regulations currently being considered at the federal and state level could also affect our business, including legislation or regulations relating to additional requirements for Internet pharmacies, restrictions on sales of some products, such as pseudoephedrine products, and electronic access to patient records. In addition, state legislatures may add or amend legislation related to the regulation of nonresident pharmacies. Compliance with new laws or regulations could increase our expenses or lead to delays as we adjust our websites and operations.

We are also subject to increasing regulation relating to privacy and the use and security of personal user information. These regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. Current and proposed regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages and may otherwise have a material adverse effect on our business, results of operations and financial condition.

In addition, because our website is accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. Our failure to qualify in a state or country in which we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could harm our business.

Restrictions imposed by, and costs of complying with, governmental regulation of the Internet and data transmission over the Internet could harm our business.

We are subject to the same federal, state and local laws generally applicable to businesses, as well as those directly applicable to companies conducting business online, including consumer protection laws, user privacy laws and regulations prohibiting unfair and deceptive trade practices. In particular, many government agencies and consumers are focused on the privacy and security of medical and pharmaceutical records. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as freedom of expression, pricing, user privacy, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws to the Internet relating to issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, U.S. and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted before the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts, and their applicability and reach are therefore uncertain. The restrictions imposed by, and the costs of complying with, current and possible future laws and regulations related to businesses conducted on the Internet could harm our business, operating results and financial condition.

We may be unable to protect our intellectual property, and we may be found to infringe proprietary rights of others, which could harm our business, brand and reputation.

Our success depends in substantial part on our proprietary rights, including our technology, copyrights, trademarks, service marks, trade dress, trade secrets and similar intellectual property. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our proprietary rights. Despite our efforts to protect our proprietary rights, however, unauthorized parties may attempt to copy, obtain and use information that we regard as proprietary, such as our sales formats, the technology used to operate our website, our website content and our trademarks. In addition, the laws of many countries do not protect our proprietary rights to the same extent as the laws of the United States.

We own a number of domain names, have registered several trademarks, and hold three patents. We have filed applications for or received trademark registrations for our marks DRUGSTORE.COM, BEAUTY.COM and VISION DIRECT, our logos, and a number of our other trademarks in the United States and several other countries, and we have filed applications for seven patents. We may be unable to secure the trademark registrations or patents for which we have applied, which could negatively affect our business. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. If we were unable to protect or preserve the value of our trademarks, patents, copyrights, trade secrets or other proprietary rights for any reason, our business would be harmed.

Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names or to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding or other efforts to protect our intellectual property could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Third parties have in the past, and may in the future, also assert claims against us alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights held by them, whether or not their claims have merit. For example, one of our subsidiaries was sued over alleged copyright and trademark violations based on use of “pop-up” advertising, although this action was settled in June 2004 without any material adverse effects to us. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claims, whether they are with or without merit or are determined in our favor, could be time-consuming, result in costly litigation, divert the attention of our management, cause service upgrade delays and harm our business or operating results. Furthermore, as a result of infringement claims we may be required to enter into costly royalty or licensing agreements, which may not be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to obtain suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, our business could be adversely affected.

If people or property are harmed by the products we sell, product liability claims could damage our business and reputation.

Some of the products we sell may expose us to product liability claims relating to personal injury, death or property damage caused by these products and may require us to take actions such as product recalls. Any such product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which may harm our reputation. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business. Some of our vendors do not indemnify us against product liability. Further, our liability insurance may not be adequate to protect us from all liability that may be imposed as a result of these claims, and we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all. Any imposition of product liability that is not covered by vendor indemnification or our insurance could harm our business, financial condition and operating results.

We may face liability for content on our website.

Because we post product information and other content on our website, we face potential liability for negligence, intellectual property infringement, indecency and other claims based on the nature and content of the materials that we post. These kinds of claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties’ proprietary technology. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of our insurance coverage could harm our business, financial condition and operating results.

If Internet use and the online drugstore market do not continue to grow, our ability to generate revenue will be harmed.

Consumer use of the Internet as a medium for commerce is a relatively recent phenomenon and is still subject to a high level of uncertainty. If use of the Internet as a medium for commerce does not continue to grow or grows at a slower rate than we anticipate, our sales would be lower than expected and our business would be harmed. The number of Internet users and amount of Internet traffic continues to rise, and the Internet infrastructure may not expand fast enough to meet the increased levels of demand. In addition, the Internet has experienced, and is likely to experience in the future, outages, delays and other performance problems as a result of damage to portions of its infrastructure, increasing numbers of users, increasing bandwidth requirements, or problems caused by viruses, worms and similar programs. These outages and delays could reduce the level of Internet usage and traffic, which could slow our rate of growth and harm our revenues.

Further, the online market for drugstore products is still developing. The market is significantly less developed than the online market for books, auctions, music, software and other consumer products. Even if use of the Internet and electronic commerce continues to increase, the rate of growth, if any, of the online drugstore market could be significantly less than the online market for other products. Our rate of revenue growth could therefore be significantly less than other online merchants, which could delay or prevent our becoming profitable and cause our stock price to decline.

If we do not respond to rapid technological changes, our services could become obsolete and our business would be seriously harmed.

As the Internet and online commerce industry evolve, we must license technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our web stores, proprietary technology and transaction-processing systems to meet customer requirements or emerging industry standards. Failure to successfully and timely do so could adversely impact our ability to build the drugstore.com brand and attract and retain customers.

If we are required to collect sales and use taxes on the products we sell in additional jurisdictions, we may be subject to liability for past sales and our future sales may decrease.

In accordance with current industry practice and our interpretation of applicable law, we do not currently collect sales and use taxes or other taxes with respect to shipments of goods into states other than Washington. The operation of our distribution centers, the operations of any future distribution centers and other aspects of our evolving business, however, may result in sales and use tax collection obligations. One or more states or the federal government may seek, either through unilateral action or through federal legislation, to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in electronic commerce as we do. Moreover, one or more states could begin to impose sales taxes on sales of prescription products, which are not generally taxed at this time, or impose sales taxes on sales of certain prescription products (such as those used for pets and farm animals). In either event, customers who order prescriptions at our website and pick them up at a Rite Aid store would be required to pay sales tax. In addition, we could be subject to significant fines or other payments for any past failure to comply with tax regulations. For example, the revenue agency of the state of New Jersey, where our primary distribution center is located, has asserted that we owe state sales tax on some of our prior sales to New Jersey residents from January 3, 2000 to December 29, 2001. We do not currently collect sales tax in New Jersey and, because we are currently appealing the assessment of back sales tax in the Tax Court in New Jersey, have not paid the amount of back sales tax that is being asserted. If we are unsuccessful in our appeal, the State of New Jersey may expand its assessment to include other years for which we did not collect sales tax. In addition, one or more other states may successfully assert that we should collect sales and use or other taxes on the sale of our products. Either of these could result in substantial tax liabilities for our past sales, decrease our ability to compete with traditional retailers, and otherwise harm our business, financial condition and operating results.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states and the U.S. Congress have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales, and at least 18 states recently began voluntarily collecting sales taxes on Internet sales. If any of these initiatives addressed the Supreme Court’s constitutional concerns and resulted in a reversal of its current position, we could be required to collect sales and use taxes in states other than Washington. The imposition of various taxes upon Internet commerce by state and local governments could create significant administration burdens for us, decrease our future sales and harm our cash flow and operating results.

Our officers, directors and significant stockholders own a significant amount of our common stock, which could discourage an acquisition of drugstore.com or make removal of incumbent management more difficult.

Executive officers, directors and entities affiliated with them beneficially own approximately 10% of our outstanding common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, Amazon.com beneficially owns approximately 14% of our outstanding stock, and is entitled to designate a director to serve on our board of directors, currently G. Charles Roy, 3rd. Kleiner Perkins Caufield and Byers, or KPCB, owns approximately 12% of our outstanding stock, and Ziff Asset Management, L.P., or Ziff, owns approximately 11% of our outstanding stock. Because each owns a significant percentage of our capital stock, Amazon.com, KPCB or Ziff, or more than one of them, could significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Furthermore, because of these substantial equity stakes in drugstore.com, competitors of Amazon.com, KPCB or Ziff or other potential acquirers could decide not to merge with, or acquire, us. In addition, in the case of a potential acquisition of drugstore.com by another party, a substantial equity stake in drugstore.com could prevent the tax-free treatment of an acquisition, making drugstore.com a less attractive acquisition candidate.

If we fail to maintain an effective system of internal controls or discover material deficiencies in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our stock.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our disclosure controls and procedures. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, we cannot provide absolute assurance that these controls will always be effective. There are inherent limitations on the effectiveness of internal controls, including collusion, management override, and breakdowns in human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we are unable to produce reliable financial reports or prevent fraud, or if we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material deficiencies in our internal controls, it could harm our financial condition and results of operations and could cause the trading price of our stock to decline.

Our stock price is likely to continue to fluctuate, which could result in substantial losses for investors.

The market price of our common stock has been, and is likely to continue to be, extremely volatile. Our stock price could be subject to wide fluctuations in response to a number of factors, including those described in this prospectus, some of which are beyond our control, and these fluctuations could result in substantial losses for investors. In addition, future volatility in our stock price could force us to increase our cash compensation to employees or grant larger stock awards than we have historically, which could hurt our operating results or reduce the percentage ownership of our existing stockholders, or both.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We have been named in such stockholder class action lawsuits in the past, including several putative class action suits filed against us and some of our current and former officers and directors in and after June 2004 in the United States District Court for the Western District of Washington. These lawsuits, which were later consolidated into one lawsuit, alleged violations of the federal securities laws. Although the District Court dismissed this lawsuit, we may be the target of similar litigation in the future. In addition, in August 2004 two stockholder derivative lawsuits were filed against some of our current and former directors and officers in the Superior Court for the State of Washington, King County. The two suits allege that the officers named in the suit breached their fiduciary duties by selling drugstore.com stock while in possession of material non-public information. They also allege that the directors and officers named in the suit breached their fiduciary duties by failing to prevent alleged false and misleading statements about our prospects for fiscal year 2004 and omissions about, among other things, (i) a negative impact on our gross margins from the integration of our acquisition of Vision Direct and from our free 3-day shipping promotion, and (ii) a negative impact on our sales growth arising from cancellations of expired prescriptions. Securities litigation could result in substantial costs and divert management’s attention and resources, which could seriously harm our business and operating results and cause the trading price of our stock to decline.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling stockholder identified in this prospectus, or by its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these shares of common stock. See “Selling Stockholder”.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

SELLING STOCKHOLDER

The selling stockholder, Ziff Asset Management, L.P., or its pledgees, donees, assignees, transferees or other successors in interest, is selling all of the shares of common stock being offered by this prospectus. We issued the shares offered under this prospectus pursuant to a stock purchase agreement between us and Ziff, dated as of March 1, 2005, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, under Section 4(2) of the Securities Act.

The following table provides information regarding Ziff, the number of shares of common stock beneficially owned by Ziff and the number of shares of common stock it is offering. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The percentage ownership data is based on 92,889,067 shares of our common stock issued and outstanding as of November 28, 2005. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by Ziff.

Ziff may offer all, some portion or none of its shares of common stock. As a result, we are unable to accurately estimate the amount or percentage of shares of common stock that will be held by Ziff at any given time. In addition, Ziff may have sold, transferred or disposed of all or a portion of its shares of common stock since the date on which it provided the information regarding its holdings in transactions exempt from the registration requirements of the Securities Act, resulting in a reduction of the number of shares of common stock beneficially owned by Ziff.

Except as otherwise described below, to our knowledge, neither Ziff nor any of its affiliates has held any position or office with, been employed by, or otherwise had any material relationship with us or our affiliates during the three years preceding the date of this prospectus.

	Before the Offering		Shares of Common Stock Registered for Resale	After the Offering
Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding		Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Ziff Asset Management, L.P.	10,000,000	10.8%	10,000,000	—	—

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value. As of November 28, 2005, there were 92,889,067 shares of our common stock outstanding and no shares of our preferred stock outstanding.

The following is a summary description of our capital stock. For more detailed information, please see our amended and restated certificate of incorporation, bylaws and other relevant agreements that have been filed as exhibits to our public filings.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders and there are no cumulative voting rights. Our directors are elected by a plurality of the votes of the shares of common stock present, in person or represented by proxy, at a stockholders’ meeting at which directors are elected. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, that the board of directors may declare from time to time out of funds legally available for that purpose. See “Dividend Policy” for a description of our policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of drugstore.com, the holders of common stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of preferred stock then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.

Registration Rights

We filed the registration statement of which this prospectus is a part to satisfy our obligations under a stock purchase agreement dated March 1, 2005, between us and Ziff. Under the stock purchase agreement, we agreed to register the shares of common stock purchased by Ziff and to keep the registration statement effective until all of the shares have been sold or the shares may be sold publicly under Rule 144(k) of the Securities Act, whichever is earlier.

Anti-Takeover Provisions

Provisions of Delaware and Washington law and our certificate of incorporation and bylaws could make more difficult the acquisition of drugstore.com by a third party and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage some coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of drugstore.com to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure drugstore.com outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder before the date the interested stockholder attained that status;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, he, she or it owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares in employee stock plans in which the participants have no right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after the date on which the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of 66 2/3% of the outstanding stock not owned by the interested stockholder.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of a corporation’s voting stock.

The laws of the state of Washington, where our principal executive offices are located, also impose restrictions on specified transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with some exceptions, from engaging in specified “significant business transactions” with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an “acquiring person”) for a period of five years after the acquisition, unless the transaction or acquisition of the shares is approved by a majority of the members of the target corporation’s board of directors before the time of acquisition. These prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with fair price provisions contained in the statute.

A “target corporation” includes a foreign corporation if (1) the corporation has a class of voting stock registered under Section 12 or 15 of the Exchange Act; (2) the corporation’s principal executive office is located in Washington; (3) any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents; (4) a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation; and (5) a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington. Because a corporation may not “opt out” of this statute, we anticipate this statute will apply to us. Depending on whether we meet the definition of a target corporation, Chapter 23B.l9 of the Washington Business Corporation Act may have the effect of delaying, deferring or preventing a change in control of drugstore.com.

Our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of drugstore.com. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of drugstore.com.

Transfer Agent

Mellon Investor Services LLC is the transfer agent of our common stock.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. All of the shares of common stock covered by this prospectus are being sold by Ziff or its pledgees, donees, assignees, transferees or other successors in interest. We will not receive any of the proceeds from the sale of these shares.

Ziff and its pledgees, assignees, donees, transferees or other successors-in-interest who acquire its shares after the date of this prospectus may sell the shares of common stock from time to time directly to one or more purchasers, through underwriters, broker-dealers or agents, or through any combination of these methods.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	through the Nasdaq National Market or on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options;

•	through any other method permitted under applicable law; or

•	through a combination of any such methods of sale.

Sales may be effected in, among other methods, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchases, transactions in which the broker-dealer attempts to sell the shares as an agent but may position and resell a portion of the block as a principal to facilitate the transaction, purchases by a broker-dealer as a principal and resale by the broker-dealer for its account, sales by broker-dealers of a specified number of the shares at a stipulated price per share, or an exchange distribution in accordance with the rules of the applicable exchange. Transactions may also be effected without a broker-dealer and in privately negotiated transactions.

In connection with sales of the shares of common stock or otherwise, Ziff may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. Ziff may also sell short the shares, engage in puts, calls and other transactions in the shares or derivatives of the shares, deliver the shares to close out short positions, or loan or pledge the shares to or enter into options or other transactions with broker-dealers or other financial institutions that in turn may sell the shares through this prospectus.

The aggregate proceeds to Ziff from the sale of the shares of common stock Ziff offers through this prospectus will be the purchase price of the shares of common stock less discounts and commissions, if any. Ziff reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Ziff and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Ziff has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understandings between Ziff and any underwriter, broker-dealer or agent regarding the sale of the shares of common stock by Ziff. Ziff may decide not to sell any or all of the shares offered by it through this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than through this prospectus.

Under the stock purchase agreement between us and Ziff, we granted Ziff certain registration rights pertaining to shares of our common stock. The agreement provides for cross-indemnification of the selling stockholder and us, and its and our respective directors, officers, controlling persons, agents and employees against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses, costs and fees incident to our performance of our obligations with respect to the registration of the shares covered by this prospectus and held by Ziff.

If underwriters are used in a firm commitment underwriting, Ziff and we will execute an underwriting agreement with those underwriters relating to the shares of common stock that Ziff will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these shares of common stock will be subject to conditions. The underwriters will purchase the shares on a firm commitment basis and will be obligated to purchase all of the shares if any are purchased. The shares of common stock subject to any such underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may be deemed to have received compensation from Ziff in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares for whom they may act as agent. Ziff may authorize underwriters to solicit offers by institutions to purchase the shares of common stock subject to the underwriting agreement from Ziff at the public offering price stated in the prospectus supplement through delayed delivery contracts providing for payment and delivery on a specified date in the future. If Ziff sells shares of common stock through these delayed delivery contracts, the prospectus supplement will state that, as well as the conditions to which these delayed delivery contracts will be subject, and the commissions payable for that solicitation. The applicable prospectus supplement will set forth whether or not the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue these activities if commenced.

The underwriters, if any, may sell these shares to or through dealers. These dealers may arrange for other dealers to participate in sales and may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time and may exceed customary commissions.

If dealers are utilized in the sale of shares of common stock, Ziff will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

Ziff may also sell shares of common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of the shares and will list commissions payable by the selling stockholder to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

Any pledgee, donee, assignee, transferee or other successor-in-interest of Ziff that intends to offer or sell shares through this prospectus will be named in a prospectus supplement, if required.

Ziff may sell any of the shares of common stock directly to purchasers. In this case, Ziff may not engage underwriters or agents in the offer and sale of these shares.

We and Ziff may indemnify underwriters, dealers or agents who participate in the distribution of securities against specified liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP of Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended January 2, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of January 2, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.